Exhibit 17

Christophe F. Charlier

4 rue Murillo, 75008 Paris, France

christophefcharlier@gmail.com, +33604963080

24 April 1972

Attn: Dozy Mmobuosi

Chief Executive Officer

43 West 23rd Street, 2nd Floor

New York, NY 10010

cc: Ken Denos, Tingo Inc., 11650 South State Street, Suite 240, Draper, 84020 UT

Dear Dozy,

After careful consideration, I have made the decision to resign from my positions as co-Chairman and independent director of Tingo Inc. effective immediately.

Since joining the Board in September 2021, I have made numerous efforts to implement best corporate governance practices and have always been guided by the best interests of Tingo Inc’s shareholders. Despite my efforts there remains a lack of communication and teamwork in the management of the company, and many critical questions, comments and recommendations which I have sent to management and the Board have once again remained unanswered and unheeded. As a result, I will not be in a position to approve the 10K for 2022 prepared by management and feel it necessary to recuse myself by resigning from the Board.

I would like to thank you for the privilege to collaborate with you on the important effort to improve food security and promote financial inclusion in Nigeria and across the African continent.

I wish you all the success in this and your other endeavors.

Sincerely,

/s/ Christophe
Christophe